Bridgetech Holdings International, Inc.
2705 Garnet Avenue, Suite 2A
San Diego, California 92109
 (858) 847-9090
Email: sdlandow@gmail.com

April 7, 2015

United States Securities and Exchange Commission

Washington, DC 205494

 Re:         Bridgetech Holdings International, Inc.

Preliminary Information Statement on Form 14C
Filed February 26, 2015
File No. 000-51697

Gentlemen:

We have received the comment letter from the Securities and Exchange Commission on March 4, 2015 and have responded and amended the Preliminary Information Statement on Form 14C accordingly.

General

1.	The Company has revised the filing to include the information required under Item 14 of Schedule 14A.

Purpose and Material Effect of the Reverse Stock Split, page 5

2.	The Company has revised the filing to disclose the business of John Keeler & Co., Inc., the proposed merger candidate that would be receiving the currently unissued shares.

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me by e-mail: sdlandow@gmail.com

Sincerely,

/s/ Scott Landow
Scott Landow
Chief Executive Officer